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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14D-1
                             Tender Offer Statement
       Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934

                                 AMENDMENT NO. 1

                          DOMINICK'S SUPERMARKETS, INC.
                            (Name of Subject Company)

                          WINDY CITY ACQUISITION CORP.
                                  SAFEWAY INC.
                                    (Bidders)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                NON-VOTING COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                           COMMON STOCK ---- 257159103
                       NON-VOTING COMMON STOCK ----- NONE
                     (CUSIP Numbers of Class of Securities)

                              MICHAEL C. ROSS, ESQ.
              SENIOR VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                                  SAFEWAY INC.
                            5918 STONERIDGE MALL ROAD
                          PLEASANTON, CALIFORNIA 94588
                            TELEPHONE: (925) 467-3000
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:

                             CHARLES I. COGUT, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                            TELEPHONE: (212) 455-2000
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                  This Amendment No. 1 amends and supplements the Tender Offer
Statement on Schedule 14D-1 filed on October 19, 1998 (as amended and supplemented, the "Schedule 14D-1") relating to the offer by Windy City Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Safeway Inc., a Delaware corporation (the "Parent"), to purchase all of the outstanding shares of Common Stock, par value $.01 per share (the "Voting Shares"), and Non-Voting Common Stock, par value $.01 per share (the "Non-Voting Shares" and, together with the Voting Shares, the "Shares"), of Dominick's Supermarkets, Inc., a Delaware corporation (the "Company"), at a purchase price of $49 per Share, net to the seller in cash without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 19, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned to them in the Offer to Purchase.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

                  Item 5 of the Schedule 14D-1 is hereby amended and supplemented as follows:

                  The Parent and the Purchaser have received notice of early termination of the waiting period under the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended, for the consummation of the Offer and the Merger. The Parent and the Purchaser expect to consummate the Offer, subject to the terms thereof, on the Expiration Date, which is currently 12:00 midnight, New York City time, on Monday, November 16, 1998.

ITEM 10. ADDITIONAL INFORMATION.

                  Items 10(b), (c) and (f) of the Schedule 14D-1 are hereby amended and supplemented as follows:

                  The information provided in this Amendment No. 1 under Item 5 is incorporated herein by reference.
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                                   SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in the Schedule 14D-1 is true, complete and correct.

                                      SAFEWAY INC.

                                      By /S/ MICHAEL C. ROSS
                                         Name: Michael C. Ross
                                         Title: Senior Vice President, Secretary
                                         and General Counsel

                                      WINDY CITY ACQUISITION CORP.

                                      By /S/ MICHAEL C. ROSS
                                         Name: Michael C. Ross
                                         Title: Vice President and Secretary

Date: November 2, 1998